Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the three months ended March 31, 2003

(in millions, except ratio)

First quarter ended March 31	2003
Earnings:
Income from continuing operations before taxes on income	$363
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(56)
Fixed charges	97
Distributed income of less than 50%-owned persons	—
Amortization of capitalized interest	4

Total earnings	$408

Fixed Charges:
Interest expense:
Consolidated	$88
Proportionate share of 50%-owned persons	1

89

Amount representative of the interest factor in rents:
Consolidated	8
Proportionate share of 50%-owned persons	—

8

Fixed charges added to earnings	97

Interest capitalized:
Consolidated	4
Proportionate share of 50%-owned persons	—

4

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$101

Ratio of earnings to fixed charges	4.0

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